Exhibit 99.1

Company announcement — No. 14 / 2018

Zealand Pharma — Interim report for the first quarter of 2018

Copenhagen, May 16, 2018 — Zealand Pharma A/S (“Zealand”) (Company reg. No. 20 04 50 78), the Copenhagen-based company focused on discovery, design and development of innovative peptide-based medicines, today announced its financial results for the first quarter ended March 31, 2018.

“The first quarter provided a good start with major progress on our own clinical programs, to what we see as an important year for Zealand,” said Britt Meelby Jensen, the Company’s President and Chief Executive Officer. “New clinical results support the strong profile of glepaglutide for short bowel syndrome, where we plan to initiate Phase 3 this year. We reported the first Phase 3 results for our dasiglucagon HypoPal® rescue pen for severe hypoglycemia and are ahead of schedule in the ongoing pivotal Phase 3 trial. Finally, FDA approved to initiate Phase 3 with dasiglucagon for congenital hyperinsulinism, thus we will have three of our fully-owned programs in Phase 3. I am proud of our organization’s ability to advance our programs quickly and at high standards, thereby decreasing the time to market for the benefit of patients.”

Financial results for the first quarter of 2018

•                  Revenue of DKK 10.8 million / USD 1.8 million(1) (DKK 77.6 million / USD 11.2 million(2) in Q1 2017).

•                  Royalty revenue increased by 35% vs Q1 2017.

•                  There was no milestone revenue in Q1 2018 (DKK 69.6 million / USD 10 million(2) in Q1 2017 related to EU Suliqua® approval).

•                  Net operating expenses(3) of DKK 91.9 million /USD 15.3 million(1) (DKK 70.5 million /USD 10.1 million(2) in Q1 2017).

•                  Net result of DKK -91.4 million/USD -15.2 million(1) (DKK -26.3 million DKK/USD -3.8 million(2) in Q1 2017).

•                  Cash and cash equivalents, restricted cash and securities totaled DKK 566.8 million/USD 94.3 million(1) as of March 31, 2018 (December 31, 2017: DKK 669.7 million/USD 107.9 million(4)).

Business highlights

•                  Glepaglutide for Short Bowel Syndrome on track for Phase 3 initiation:

•                  Phase 2 data presented at the ASPEN 2018 Conference in Las Vegas, U.S.

•                  Clinical evidence from pharmacokinetic trial supports potential for once-weekly dosing.

•                  Successful End-of-Phase 2 meeting with FDA in April.

•                  Phase 3 results for Dasiglucagon rescue pen for treatment of severe hypoglycemia:

•                  First Phase 3 trial meets its primary objective, confirming dasiglucagon’s safety profile with no treatment-induced or treatment-boosted anti-drug antibodies.

•                  Dasiglucagon for treatment of congenital hyperinsulinism (CHI) is Phase 3 ready:

•                  The U.S. Food and Drug Administration (FDA) approved Zealand’s Investigational New Drug (IND) application for initiation of two Phase 3 clinical trials.

•                  In April, Zealand and Roche Diabetes Care enter Phase 3 study collaboration.

•                  Zealand Pharma strengthens its Management

•                  Ivan Møller appointed SVP, Technical Development & Operations.

•                  Dr. Francois Nader, MD, MBA engaged as strategic adviser to Management, to leverage his deep U.S. and global biopharma expertise.

Full-year guidance for 2018

Zealand maintains its financial guidance for full-year 2018 as announced in the Company’s 2017 Annual Report.

Net operating expenses in 2018 are expected to be within the range of DKK 475-495 million (USD 76-80 million). Most of the spend are related to the increased clinical development costs associated with the Phase 3 of the Company’s glepaglutide and dasiglucagon programs.

The Company expects an increase in royalty from Sanofi for sales of Soliqua® 100/33 and will provide updates as additional information is available from Sanofi. The products are commercialized by Sanofi, with Zealand receiving 10% in royalty of the global net sales and up to USD 100 million in milestone payments.

Clinical pipeline

Glepaglutide (GLP-2 analog for SBS)

Glepaglutide is the Company’s proprietary GLP-2 analog. Following a successful End-of-Phase 2 meeting with the FDA, Zealand plans to initiate a pivotal Phase 3 trial in the third quarter of 2018. The Phase 3 trial will be randomized, double-blind and placebo-controlled, with once- and twice-weekly dosing regimens. The trial is expected to enroll up to 130 patients at multiple sites across the United States, European Union and Canada.

Dasiglucagon (glucagon analog stable in liquid formulation)

Dasiglucagon is a potential first-in-class glucagon analog invented and developed by Zealand with a unique stability profile in liquid formulation. The Company is pursuing several indications where a stable profile would provide new treatment options:

•                  HypoPal® rescue pen for severe hypoglycemia

The ready-to-use dasiglucagon hypo pen, the HypoPal®, is designed to offer people with diabetes a fast treatment solution for severe hypoglycemia. A pivotal Phase 3 efficacy trial was initiated late in 2017 and patient recruitment is progressing as scheduled, with results expected in the second half of 2018.

•                  Dasiglucagon dual hormone pump therapy for diabetes

A next-generation artificial pancreas device containing both insulin and glucagon (dasiglucagon) that could control blood sugar levels, guided by an algorithm developed to maintain and control blood glucose levels without the need for patient intervention. A Phase 2b study is planned to start later this year to test dasiglucagon in a home-use setting in the iLet™, a bionic pancreas system developed by Beta Bionics.

•                  Dasiglucagon for congenital hyperinsulism

Zealand is developing dasiglucagon as a potential treatment option for CHI, a rare disease affecting mainly newborns and toddlers. It is caused by a defect in the pancreatic beta cells, resulting in insulin overproduction. The FDA’s approval of Zealand’s IND application allows the Company to proceed into Phase 3 development of dasiglucagon for the treatment of CHI.

GLP1-GLU dual agonist for obesity and/or diabetes treatment (with Boehringer Ingelheim)

Boehringer Ingelheim has initiated a Phase 1 trial of the glucagon/GLP-1 dual agonist for once-weekly dosing. The glucagon/GLP-1 dual agonist activates two key gut hormone receptors simultaneously and may offer better blood sugar and weight-loss control than current single-hormone receptor agonist treatments. Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand is eligible to receive up to EUR 386 million in milestone payments (of which EUR 365 million is outstanding) and royalties on global sales.

Long-acting amylin analog for obesity and/or diabetes treatment (with Boehringer Ingelheim)

The Phase 1 trial of the long-acting amylin analog with the potential for once-weekly administration for the treatment of obesity and obesity-related comorbidities started in August 2017. In pre-clinical studies, Zealand and Boehringer Ingelheim observed that the novel, long-acting amylin analog may prevent the development of obesity in pre-clinical models, suggesting its potential use in treating obesity and obesity-related comorbidities. Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand is eligible to receive up to EUR 295 million in milestone payments (of which EUR 283 million is outstanding) and royalties on global sales.

Marketed products

Zealand has two products on the market, which are both commercialized worldwide by Sanofi:

•                  Soliqua® 100/33 and Suliqua® (combination of lixisenatide and Lantus®) was launched in the United States by Sanofi in 2017 and approved by the European Commission in 2017. The product has so far been made available in a few smaller EU countries.

•                  Adlyxin®/Lyxumia® (lixisenatide, GLP-1 receptor agonist) was first launched in 2013 and has been available in the United States since 2017.

Conference call today at 4 pm CET/10 am ET

Zealand’s management will be hosting a conference call today at 4:00 p.m. CET/10:00 a.m. ET to present the first-quarter 2018 results. Participating in the call will be President and Chief Executive Officer Britt Meelby Jensen, Executive Vice President and Chief Financial Officer Mats Blom and Executive Vice President and Chief Medical and Development Officer Adam Steensberg. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark	+45 35 15 81 21
United Kingdom:	+44 (0)330 336 9411
United States:	+1 323-994-2083
Passcode	1711773

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/m6/p/ctp3uv72, and also will be accessible on the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the scheduled start.

A recording of the event will be available on the Investor section of Zealand’s website after the call.

For further information, please contact:

Britt Meelby Jensen, President and Chief Executive Officer
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a late-stage clinical portfolio of proprietary product candidates focusing on specialty gastrointestinal and metabolic diseases. In addition, it has two marketed products, commercialized by Sanofi, and two product candidates under license collaboration with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

Safe Harbor/Forward-Looking Statements

The above information contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, clinical development activities and anticipated results, product approvals and financial performance. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of clinical trials and other development activities, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Zealand’s products, introduction of competing products, Zealand’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Certain assumptions made by Zealand are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with a product that is prescribed for unapproved uses, are made taking into account past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the United States, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Zealand, promotion of unapproved uses is strictly prohibited.

(1) Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.01 per USD 1.00, which was the rounded official exchange rate of such currencies at March 31, 2018.

(2) Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.96 per USD 1.00, which was the rounded official exchange rate of such currencies at March 31, 2017.

(3) Net operating expenses consist of research, development and administrative expenses less other operating income.

(4) Translated solely for convenience into U.S. dollars at an assumed exchange rate of DKK 6.21 per USD 1.00, which was the rounded official exchange rate of such currencies at December 31, 2017.

Key figures for the Group

DKK thousand	Note	1.1-31.3.18	1.1 - 31.3.17	1.1-31.12.17
INCOME STATEMENT AND COMPREHENSIVE INCOME
Revenue		10,829	77,619	139,775
Royalty expenses		-1,462	-10,479	-14,629
Research and development expenses		-85,697	-60,696	-324,667
Administrative expenses		-6,234	-9,886	-47,470
Other operating income		50	120	607
Operating result		-82,514	-3,322	-246,384
Net financial items		-10,266	-24,380	-31,387
Result before tax		-92,780	-27,702	-277,771
Income tax benefit	(1)	1,375	1,375	5,500
Net result for the period		-91,405	-26,327	-272,271
Comprehensive income/loss for the period		-91,405	-26,327	-272,271
Earnings/loss per share - basic (DKK)		-2.98	-1.03	-9.77
Earnings/loss per share - diluted (DKK)		-2.98	-1.03	-9.77

STATEMENT OF FINANCIAL POSITION
Cash and cash equivalents		487,205	410,267	588,718
Restricted cash	(2)	5,707	6,721	5,892
Securities		73,891	0	75,111
Total assets		620,497	474,204	737,238
Share capital (‘000 shares)		30,751	26,152	30,751
Equity		437,063	252,686	528,468
Equity ratio	(3)	0.70	0.53	0.72
Royalty bond		134,146	161,488	135,734

CASH FLOW
Cash flow from operating activities		-92,831	-51,864	-278,746
Cash flow from investing activities		-581	310,314	221,351
Cash flow from financing activities		-702	-174,146	337,930
Purchase of property, plant and equipment		-564	-1,807	-7,226
Free cash flow	(4)	-93,395	-53,671	-285,972

OTHER
Share price (DKK)		93.10	112.50	85
Market capitalization (MDKK)	(5)	2,863	2,942	2,614
Equity per share (DKK)	(6)	14.24	9.88	17.22
Average number of employees		142	132	128

(1) According to Danish tax legislation, Zealand is eligible to receive DKK 5.5 million in cash relating to the tax loss in 2017. Zealand expects to be eligible to receive up to DKK 5.5 million in income tax benefit for 2018 of which DKK 1.4 million has been recognized for the period.

(2)  Restricted cash serves as collateral for the royalty bond issued in 2014.

(3) Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

(4) Free cash flow is calculated as cash flow from operating activities less purchase of property, plant and equipment.

(5) Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date.

(6) Equity per share is calculated as shareholders’ equity divided by total number of shares less treasury shares.

Financial review

(Comparative figures for the corresponding period in 2017 are shown in brackets except for the financial position which expresses the comparative figures as of December 31, 2017)

Income statement

The net result for the first three months of 2018 was a loss of DKK 91.4 million compared to a loss of DKK 26.3 million for the same period of 2017. The decreased result is primarily a consequence of a decrease in revenue as compared to the same period in 2017 when a milestone payment of DKK 69.6 million was received. In addition net operating expenses have increased with DKK 21.4 million and financial expenses decreased by DKK 13.0 million.

Revenue

Revenue for the first three months of 2018 amounted to DKK 10.8 million (77.6) of which DKK 4.1 million (5.1) related to royalty revenue on Sanofi’s sales of Lyxumia® / Adlyxin® (lixisenatide) and DKK 6.7 million (2.9) to royalty revenue on Sanofi’s sales of Soliqua® 100/33.

Milestone revenue amounted to DKK 0.0 million (69.6). The milestone in Q1 2017 related to a USD 10 million milestone for the approval of Suliqua® in the EU in January 2017.

Royalty expenses

Royalty expenses for the first three months of 2018 were DKK 1.5 million (10.5). Royalty expenses are payments by Zealand to third parties based on license payments received from Lyxumia® / Adlyxin® (lixisenatide) and Soliqua® 100/33 / Suliqua®.

Research and development expenses

Research and development expenses for the first three months of 2018 amounted to DKK 85.7 million (60.7) an increase of 41% versus the same period 2017. The costs mainly relates to the clinical development of the three dasiglucagon programs and of glepaglutide for short bowel syndrome, as well as pre-clinical research activities.

Administrative expenses

Administrative expenses for the first three months of 2018 amounted to DKK 6.2 million (9.9) and consisted of expenses for administrative personnel, company premises, operating leases, investor relations, etc. The decrease is due to a change in the composition of employees working in R&D and Administration in comparison to the previous year.

Other operating income

Other operating income for the first three months of 2018 amounted to DKK 0.1 million (0.1).

Operating loss

The operating result for the first three months of 2018 was a loss of DKK -82.5 million (-3.3).

Net financial items

Net financial items consists of interest expenses on the royalty bond, amortization of costs relating to the royalty bond, interest income, banking fees and adjustments based on changes in exchange rates. Net financial items for the first three months of 2018 amounted to DKK -12,1 million (-24.4). The decrease in the first three months of 2018 as compared to the same period of 2017 is a result of the repayment of half of the outstanding royalty bond during Q1 2017.

Loss before tax

Loss before tax for the first three months of 2018 came to DKK -92.8 million (-27.7).

Income tax benefit

With a negative result in the first three months of 2018 and financial guidance also pointing towards a negative result for the full year, Zealand expects to be eligible to receive up to DKK 5.5 million in income tax benefit for 2018 of which DKK 1.4 million (1.4) has been recognized for the period.

No deferred tax asset has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized.

Net loss and comprehensive loss

Net loss and comprehensive loss for the first three months of 2018 amounted to DKK -91.4 million (-26.3).

Equity

Equity stood at DKK 437.1 million (528.5) at the end of the period, corresponding to an equity ratio of 70% (53%).

Capital expenditure

Investments in new laboratory equipment for the period amounted to DKK 0.6 million (1.8).

Royalty bond

In December 2014, Zealand entered into a USD 50 million royalty bond financing arrangement, based on part of the royalties from lixisenatide as a stand-alone product. The bond carries an interest rate of 9.375%. As security for the royalty bond, certain milestone payments relating to lixisenatide have been held as collateral in the form of restricted cash. On March 15, 2017, Zealand used restricted cash of USD 25 million (DKK 175 million) to repay half of the outstanding bond. Furthermore, additional restricted cash of USD 26.9 million (DKK 184 million) held as collateral for the bond was released to Zealand in exchange for a parent company guarantee.

At March 31, 2018, the outstanding royalty bond amounted to nominal USD 24.7 million (DKK 148.2 million). In the consolidated statements of financial position this is reported net of capitalized financing costs, amounting to DKK 134.1 million at March 31, 2018 (135.7), excluding accrued interest expenses, which is reported in other liabilities.

Securities, cash and cash equivalents

As of March 31, 2018, securities, cash and cash equivalents amounted to DKK 561.1 (663.8). In addition, DKK 5.7 million (5.9) was held as collateral for the royalty bond. The decrease in cash and cash equivalents is a consequence of the loss for the period.

Cash flow

Cash flow from operating activities amounted to DKK -92.8 million (-51.9) mainly driven by the net loss for the period.

Cash flow from investing activities amounted to DKK -0.6 million (310.3) related to investments in laboratory equipment.

Cash flow from financing activities amounted to DKK -0.7 million (-174.1) relating to a minor repayment of the outstanding royalty bond.

The total cash flow for the first three months of 2018 amounted to DKK -94.1 million (84.3).

Risk factors

This interim report contains forward-looking statements, including forecasts of future expenses as well as expected business related events. Such statements are subject to risks and uncertainties as various factors, some of which are beyond the control of Zealand, may cause actual results and performance to differ materially from the forecasts made in this interim report. Without being exhaustive, such factors include e.g. general economic and business conditions, including legal issues, scientific and clinical results, fluctuations in currencies, etc. A more extensive description of risk factors can be found in the 2017 Annual Report under the section Risk management and internal control.

Management’s statement on the interim report

The Board of Directors and the Executive Management have today considered and adopted the interim report of Zealand Pharma A/S for the period January 1 — March 31, 2018.

The report has been prepared in accordance with IAS 34 as endorsed by the EU and the additional Danish disclosure requirements for listed companies.

In our opinion, the interim report gives a true and fair view of the Group’s assets, equity and liabilities and financial position at March 31, 2018 as well as of the results of the Group’s operations and cash flow for the period January 1 — March 31, 2018.

Moreover, in our opinion, the Management’s Review gives a true and fair view of the development in the company’s operations and financial conditions, of the net result for the period and the financial position while also describing the most significant risks and uncertainty factors that may affect the Group.

Copenhagen, May 16, 2018

Executive Management

Britt Meelby Jensen	Mats Peter Blom
President and CEO	Executive Vice President and CFO

Board of Directors

Alf Gunnar Martin Nicklasson	Rosemary Crane	Catherine Moukheibir
Chairman	Board member	Board member

Alain Munoz	Michael John Owen	Kirsten Aarup Drejer
Board member	Board member	Board member

Hanne Heidenheim Bak	Jens Peter Stenvang
Board member	Board member
Employee elected	Employee elected

Independent auditor’s review report on the condensed consolidated interim financial statements

To the shareholders of Zealand Pharma A/S

We have reviewed the condensed consolidated interim financial statements of Zealand Pharma A/S for the period January 1 — March 31, 2018, pages 11-19, which comprise the income statement, statement of comprehensive income (loss), statement of cash flows, statement of financial position and statement of changes in equity as well as notes.

Management’s responsibility for the condensed consolidated interim financial statements

Management is responsible for the preparation of the condensed consolidated interim financial statements in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and additional Danish requirements for listed companies. It is also responsible for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the condensed consolidated interim financial statements. We conducted our review in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Group and additional requirements under Danish audit regulation. This requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements, taken as a whole, has not been prepared, in all material respects, in accordance with the applicable financial reporting framework. This also requires us to comply with ethical requirements.

A review of the condensed consolidated interim financial statements in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Group is a limited assurance engagement. The auditor performs procedures, primarily consisting of making inquiries of management and others within the Group, as appropriate, and applying analytical procedures, and evaluates the evidence obtained.

The procedures performed in a review are substantially minor in scope than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and additional Danish requirements for listed companies.

Copenhagen, May 16, 2018

Deloitte

Statsautoriseret Revisionspartnerselskab
Business Registration No 33 96 35 56

Martin Norin Faarborg	Sumit Sudan
State-Authorized Public Accountant	State-Authorized Public Accountant
MNE no mne29395	MNE no mne33716

Condensed consolidated interim financial statements

Condensed consolidated income statements for the three-month periods ended March 31, 2018 and 2017 and the twelve month period ended December 31, 2017

DKK thousand	Note	1.1-31.3.18	1.1-31.3.17	1.1 - 31.12.17

Revenue	2	10,829	77,619	139,775
Royatly expenses		-1,462	-10,479	-14,629
Research and development expenses		-85,697	-60,696	-324,667
Administrative expenses		-6,234	-9,886	-47,470
Other operating income		50	120	607
Operating loss		-82,514	-3,322	-246,384

Financial income		1,876	780	2,122
Financial expenses	6	-12,142	-25,160	-33,509
Loss before tax		-92,780	-27,702	-277,771

Income tax benefit		1,375	1,375	5,500
Net loss for the period		-91,405	-26,327	-272,271

Basic loss per share	4	-2.98	-1.03	-9.77
Diluted loss per share	4	-2.98	-1.03	-9.77

Condensed consolidated statements of comprehensive income (loss) for the three-month periods ended March 31, 2018 and 2017 and the twelve month period ended December 31, 2017

DKK thousand	Note	1.1-31.3.18	1.1-31.3.17	1.1 - 31.12.17

Net loss for the period		-91,405	-26,327	-272,271
Other comprehensive income		0	0	0
Comprehensive loss for the period		-91,405	-26,327	-272,271

Condensed consolidated statements of cash flow for the three-month periods ended March 31, 2018 and 2017

DKK thousand		1.1-31.3.18	1.1-31.3.17

Net loss for the period		-91,405	-26,327
Adjustments for non-cash items		9,756	14,036
Change in working capital		-9,385	-26,831
Financial income received		1,876	349
Financial expenses paid		-3,673	-13,091
Cash flow from operating activities		-92,831	-51,864

Transfer to restricted cash related to the royalty bond	6	0	-60,675
Transfer from restricted cash related to the royalty bond	6	0	365,795
Transfer from restricted cash for royalty bond interest payments		0	6,896
Change in deposit		-17	-15
Purchase of property, plant and equipment		-564	-1,807
Sale of fixed assets		0	120
Cash flow from investing activities		-581	310,314

Proceeds from issue of shares related to exercise of warrants		0	819
Repayment of royalty bond	6	-702	-174,965
Cash flow from financing activities		-702	-174,146

Decrease/increase in cash and cash equivalents		-94,114	84,304
Cash and cash equivalents at beginning of period		588,718	323,330
Exchange rate adjustments		-7,399	2,633
Cash and cash equivalents at end of period		487,205	410,267

Condensed consolidated statements of financial position as of March 31, 2018 and December 31, 2017

DKK thousand	Note	March 31, 2018	December 31, 2017
ASSETS

Non-current assets
Plant and machinery		14,094	14,855
Other fixtures and fittings, tools and equipment		1,188	953
Leasehold improvements		275	304
Deposits		2,746	2,729
Restricted cash		5,707	5,892
Other investments		9,015	9,312
Total non-current assets		33,025	34,045

Current assets
Trade receivables		10,840	21,632
Prepaid expenses		6,453	7,253
Income tax receivable		6,875	5,500
Other receivables		2,208	4,979
Securities		73,891	75,111
Cash and cash equivalents	5	487,205	588,718
Total current assets		587,472	703,193

Total assets		620,497	737,238

EQUITY AND LIABILITIES
Share capital	3	30,751	30,751
Share premium		1,959,199	1,959,199
Retained loss		-1,552,887	-1,461,482
Equity		437,063	528,468

Royalty bond	6	130,860	132,986
Non-current liabilities		130,860	132,986

Trade payables		17,405	29,428
Royalty bond	6	3,286	2,748
Other liabilities		31,883	43,608
Current liabilities		52,574	75,784

Total liabilities		183,434	208,770

Total equity and liabilities		620,497	737,238

Condensed consolidated statements of changes in equity at March 31, 2018 and 2017

	Share	Share	Retained
DKK thousand	capital	premium	loss	Total
Equity at January 1, 2017	26,142	1,441,263	-1,189,211	278,194
Comprehensive loss for the period
Net loss for the period	0	0	-26,327	-26,327
Capital increase	10	809	0	819
Equity at March 31, 2017	26,152	1,442,072	-1,215,538	252,686

Equity at January 1, 2018	30,751	1,959,199	-1,461,482	528,468
Comprehensive loss for the period
Net loss for the period	0	0	-91,405	-91,405
Equity at March 31, 2018	30,751	1,959,199	-1,552,887	437,063

Note 1 — Significant accounting policies and significant accounting estimates and assessments

The condensed consolidated interim financial statements of Zealand Pharma A/S (“the Company”) have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by EU and the additional Danish requirements for submission of interim reports for companies listed on Nasdaq Copenhagen. The condensed consolidated interim financial statements are presented in Danish kroner (DKK) which is the functional currency of the parent company.

Accounting policies

The accounting policies used in the condensed consolidated interim financial statements are consistent with those used in the Company’s Annual report for the year ended December 31, 2017, except for all new, amended or revised accounting standards and interpretations endorsed by the EU effective for the accounting period beginning on January 1, 2018, being IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from contracts with customers’.

The Group’s implementation of IFRS 9 ‘Financial Instruments’, that replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’, has lead to the implementation of a new impairment model that requires the recognition of impairment provisions based on the “expected credit loss model” rather than the “incurred-loss model.” The majority of Zealand’s receivables are receivables from sales with its strategic partners, Boehringer Ingelheim and Sanofi, and due to the low credit risk in the Group, the new rules have not had a significant impact on the valuation of trade receivables. In the annual report for 2017, Management indicated an expected increase of DKK 5 million to financial liabilities. Based on further analyses, Management has concluded that the current accounting treatment is in line with IFRS 9 ‘Financial Instruments’, hence no impact is recognized as the cost of the amendment to the royalty bond from March 2017 is considered transaction costs, which are deducted in financial liabilities.

The Group has implemented IFRS 15 ‘Revenue from Contracts with Customers’ using the modified retrospective approach. IFRS 15 replaces the current standards on revenue (IAS 11 ‘Construction Contracts’ and IAS 18 ‘Revenue’). There is no significant effect on the financial statements related to the implementation of IFRS 15 ‘Revenue from Contracts with Customers’.

Significant accounting estimates and assessments

In the preparation of the condensed consolidated interim financial statements, Management makes several accounting estimates that form the basis for the presentation, recognition and measurement of the Company’s assets and liabilities.

In the application of the Company’s accounting policies, the Management of the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The estimates used are based on assumptions assessed as reasonable by Management; however, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate, and unexpected events or circumstances might occur. Furthermore, the Company is subject to risks and uncertainties that might result in deviations in actual results compared with estimates.

For further information regarding significant accounting estimates and assessments related to revenue recognition and employee incentive programs, please see Note 1 in the Annual Report 2017.

No significant changes have been made in accounting estimates and assessments in the period January 1 — March 31, 2018.

Note 2 — Revenue

DKK thousand	1.1-31.3.18	1.1-31.3.17	1.1-31.12.17

Sanofi-Aventis Deutschland GmbH	0	69,603	69,603
Boehringer Ingelheim International GmbH	0	0	29,750
Protagonist Therapeutics, Inc.	0	0	1,662
Total license and milestone revenue	0	69,603	101,015

Sanofi-Aventis Deutschland GmbH	10,829	8,016	38,760
Total royalty income	10,829	8,016	38,760
Total revenue	10,829	77,619	139,775

Milestone revenue amounted to DKK 0.0 million (69.6). The milestone in Q1 2017 related to a USD 10 million milestone for the approval of Suliqua® in the EU in January 2017.

DKK 4.1 million (5.1) related to royalty revenue on Sanofi’s sales of Lyxumia® / Adlyxin™ (lixisenatide) and DKK 6.7 million (2.9) to royalty revenue on Sanofi’s sales of Soliqua® 100/33.

Note 3 — Changes in share capital

The following changes have occurred in the share capital during the respective interim periods:

No. of shares
Share capital at January 1, 2017	26,142,365
Capital increase on March 23, 2017	9,500
Share capital at March 31, 2017	26,151,865

Share capital at January 1, 2018	30,751,327
Share capital at March 31, 2018	30,751,327

Note 4 — Loss per share

The loss and weighted average number of ordinary shares used in the calculation of basic and diluted loss per share are as follows:

DKK thousand	1.1-31.3.18	1.1-31.3.17	1.1-31.12.17

Net loss for the period	-91,405	-26,327	-272,271
Net loss used in the calculation of basic and diluted loss per share	-91,405	-26,327	-272,271

Weighted average number of ordinary shares	30,751,327	26,143,315	27,918,271
Weighted average number of treasury shares	-64,223	-564,223	-64,223
Weighted average number of ordinary shares used in the calculation of basic and diluted loss per share	30,687,104	25,579,092	27,854,048

Basic loss per share (DKK)	-2.98	-1.03	-9.77

Diluted loss per share (DKK)	-2.98	-1.03	-9.77

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share:

Potential ordinary shares excluded due to anti-dilutive effect related to:

	March 31, 2018	March 31, 2017	December 31, 2017

Outstanding warrants under the 2010 Employee incentive program	246,359	710,379	429,784
Outstanding warrants under the 2015 Employee incentive program	1,424,000	940,000	1,424,000
Total outstanding warrants, which are anti-dilutive	1,670,359	1,650,379	1,853,784

Note 5 - Cash and cash equivalents

DKK thousand	March 31, 2018	December 31, 2017

DKK	14,391	12,824
USD	231,360	252,884
EUR	241,454	323,010
Total cash and cash equivalents	487,205	588,718

As of March 31, 2018, Zealand had cash and cash equivalents of DKK 487.2 million (December 31, 2017: DKK 588.7 million). In addition, DKK 5.7 million (December 31, 2017: DKK 5.9 million) are held as collateral for the royalty bond. The total cash position, including restricted cash, as of March 31, 2018 is DKK 492.9 million (December 31, 2017: DKK 594.6 million).

Note 6 — Royalty bond

In December 2014, Zealand entered into a USD 50 million royalty bond financing arrangement, based on part of the royalties from lixisenatide as a stand-alone product. The bond carries an interest rate of 9.375%. As security for the royalty bond, certain milestone payments relating to lixisenatide have been held as collateral in the form of restricted cash. On March 15, 2017, Zealand used restricted cash of USD 25 million (DKK 175 million) to repay half of the outstanding bond. Furthermore, additional restricted cash of USD 25 million (DKK 175 million) held as collateral for the bond was released to Zealand in exchange for a parent company guarantee.

The outstanding royalty bond amounts to USD 24.7 million (DKK 148.2 million). In the consolidated statements of financial position this is reported net of capitalized financing costs.

For further information regarding the royalty bond please view note 20 in the Annual Report for 2017.

Note 7 - Financial instruments

As of March 31, 2018 and December 31, 2017, the following financial instruments are carried at fair value:

	March 31, 2018	December 31, 2017

Securities	73,891	75,111
Other investments	9,015	9,312
Financial assets measured at fair value	82,906	84,423

The fair value of securities is based on Level 1 in the fair value hierarchy.

The fair value of other investments is based on level 3 in the fair value hierarchy.

Below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

•                  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities

•                  Level 2 fair value measurements are those derived from input other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

•                  Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)

Except as detailed in the following table with respect to the royalty bond, as of March 31, 2018 and December 31, 2017, the carrying amount of financial assets and financial liabilities approximates the fair value.

	March 31, 2018		December 31, 2017
DKK thousand	Carrying amount	Fair value	Carrying amount	Fair value

Royalty bond	134,146	132,586	135,734	139,991

Note 8 — Significant events after the end of the reporting period

No significant events have occurred after the end of the reporting period.